Exhibit (a)(1)(L)
Email to Trust and Partnership Interest Holders
Dear Interest Holder —
You are receiving this email because you are a holder of Position Holder Trust Interests of Life Partners Position Holder Trust and/or a holder of IRA Partnership Interests of Life Partners IRA Holder Partnership, LLC.
Life Settlement Liquidity Option, LLC and CFunds Life Settlement, LLC together are offering to purchase up to 105,989,695 of Trust Interests and up to 165,155,385 Partnership Interests for a cash price of $0.16 per Interest, less any tax withholdings and premiums, fees or catch-up payments that you may owe according to your account statements. We refer to these tender offers as the Offer. The Offer presents an opportunity to holders of Trust Interests and Partnership Interests to receive cash for their Interests now, rather than wait for possible distributions from the Trust or the Partnership in the future.
Life Settlement Liquidity Option, LLC (referred to here as the Anchorage Offeror) is an affiliate of Anchorage Capital Group, L.L.C, which has approximately $16.5 billion of assets under management. CFunds Life Settlement, LLC (referred to here as the Contrarian Offeror) is an affiliate of Contrarian Capital Management, L.L.C., an SEC registered investment advisor with approximately $5.3 billion of assets under management.
There have been important changes to the Offer.
The important changes to the Offer that you should be aware of include:
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The Contrarian Offeror has joined the Anchorage Offeror in the Offer, and has terminated its own tender offers for Interests.

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The offer price has been increased to $0.16 per Interest (the same price as in the Contrarian offers) from $0.133 per Interest (in each case, subject to certain deductions).

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The maximum number of Interests to be purchased in the Offer has been reduced to 105,989,695 Trust Interests and 165,155,385 Partnership Interests.

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The expiration date for the Offers has been extended to 5:00 p.m. New York City time on Friday, January 18, 2019.

You should have already received a package in the mail for the Offer, including the Offer to Purchase, a Solicitation/Recommendation Statement on Schedule 14D-9; and a WHITE Assignment Form (for the Trust Interests) or a YELLOW Assignment Form (for the Partnership Interests). You are receiving a supplemental package that includes a Supplement No. 1 to the Offer to Purchase that describes the changes to the Offer in more detail. The supplemental package also includes a letter, which not only summarizes the modified terms of the Offer, but also includes certain codes you will need if you wish to tender over the Internet, as described below.
Ways in which you can tender.
If you have previously tendered your Interests into the Offer, and you do not wish to make any change, you are not required to do anything. Your tender will be considered as being made in accordance with the revised terms of the Offer.
If you have not tendered your Interests and wish to so, or you wish to make a change in the tender that you previously made, we are now offering you a number of ways to do so, as described below.
If you have tendered into the terminated Contrarian offers, or you tendered into the Offer and then withdrew your tender, your tender will be of no effect. If you wish to tender into the pending Offer, you must re-tender.

You may submit a physical Assignment Form.
You may use the revised physical Assignment Forms now being sent to you, or the previously sent physical Assignment Forms, to participate in the Offer. To do so, complete and sign the appropriate Assignment Form return it, either —
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to Computershare Trust Company, N.A., the Depositary for the Offer, by mail or hand delivery; or

If delivering by mail: Computershare Trust Company, N.A. Attn: Corporate Actions P.O. Box 43011 Providence, RI 02940	If delivering by hand, overnight or courier: Computershare Trust Company, N.A. Attn: Corporate Actions 250 Royall St — Suite V Canton, MA 02021
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to the Contrarian Offeror by fax 203-485-5910 or email freeman@contrariancapital.com or jbright@contrariancapital.com. The Contrarian Offeror will then forward the Assignment Form to the Depositary.

You may also submit a web version of the Assignment Forms over the Internet.
The letter in the supplemental package cover contains your personal Account Code and Security Key. If you wish to tender into in the Offer over the Internet —
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Go to the website for the Offer by clicking on this link: www.lifepartnerstender.com.

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Click on “If you wish to tender click here” appearing at the top right of the Home Page.

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Enter your personal Account Code and Security Key.

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Follow the directions for completing the web version of the Assignment Form (including the appropriate form to avoid U.S. federal tax withholding) and click submit.

Whether you participate in the Offer by using a physical Assignment Form or over the Internet, you submission must be received no later than 5:00 p.m. New York City time on Friday, January 18, 2019.
If you did not receive the tender offer package or the supplemental package, or do not have your Account Code and Security Key, please contact the Information Agent for assistance at the telephone number (866) 767-8986.
If the conditions to the Offer are satisfied, and you properly tender your Interests prior to the deadline, you will receive payment for your Interests by check. The check will be mailed to your address, as it appears on the register of Interest holders maintained by the Trust or the Partnership, following the expiration of the Offer, anticipated to be within three business days of the expiration date. (Checks for the payment of the purchase price of tendered Interests held in individual retirement accounts (IRAs) will only be sent to the address of the IRA custodian. If you are tendering Interests in an IRA, and you think the address of the IRA custodian is incorrect or unavailable, you should contact the Information Agent for the Offer.)
You should read the Offer to Purchase, the Supplement No. 1 and the Schedule 14D-9 for more complete information about the Offer.
If you have any questions, you may contact Georgeson LLC, the Information Agent for the Offer, as follows: 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, (866) 767-8986 or CFunds Life Settlement, LLC at (800)266-3810. You may call ASM Capital at the contact information listed below.
Sincerely
[ASM Capital Contact]
for ASM Capital,
an affiliate of Sanford Scott & Company LLC,
an advisor to Life Settlement Liquidity Option, LLC